

2400- 1111 West Georgia Street
Vancouver, BC, Canada V6E 4M4
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF
OTC\BB – BYBUF
Frankfurt – B4K

BONDI MINING DRILLS 6 METRES OF 0.31% U308 AT MT HOGAN

Vancouver, B.C., June 3rd, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to report that Bondi Mining Ltd. (ASX: BOM) has intersected high-grade uranium mineralization at their Mt. Hogan project in Queensland Australia. In November 2007 Buffalo completed the sale of the Mt. Hogan project to Bondi along with several other uranium projects, and currently holds 24,500,000 shares of the company.   Bondi's closing price on June 3rd 2008 was AUS$0.205.

Bondi's news release from May 30th 2008 reports the following highlights of its 11 hole, 986 metre reverse circulation drilling program:

- **10 metres at 0.206% U_30_8** from 36 metres, **including 2 metres at 0.644% U_30_8 and 6 metres at 0.313% U_30_8** – Hole MHRC001
- **4 metres at 0.106% U_30_8** from 60 metres, **including 2 metres at 0.124% U_30_8** – Hole MHRC007
- **16 metres at 0.015% U_30_8** – Hole MHSRC003

The news release states that: "Drilling has successfully confirmed and extended the previously drilled high grade uranium shoot, which remains open at depth. Drilling at Mount Hogan South has successfully traced uranium mineralization over a 200 metre strike length at the previously undrilled Mount Hogan South target area, in a structure which continues to the north and south of the drill area. The intersected zones have significant potential to expand, and follow-up exploration on the property is currently being planned."

In addition to the news from Mount Hogan, Bondi reported on June 2nd, 2008 that it has begun drilling at the company's 100% owned North Maureen Uranium Project in Queensland.   The news release states: "A 100-hole reverse circulation drilling program comprising approximately 4000m is planned to test ten target areas with strong geological similarity to the Maureen uranium-molybdenum deposit of Mega Uranium. Targets have been defined by interpretation of high definition aeromagnetics (100m line spacing) flown in October 2007."

For full details of the news releases including maps and diagrams, please see the Bondi website, www.bondimining.com.au .

About Bondi Mining

Bondi Mining Ltd is a Brisbane-based exploration company with a focus on high-grade cycle-proof uranium targets with world class size potential. In addition, the company has a number of gold copper and nickel targets which have been drilled in 2007. The company's Australian uranium portfolio is made up of 20 granted tenements and 3 applications totalling 15,085 km^2 in three major uranium provinces in the Northern Territory and Queensland.

About Buffalo Gold

Buffalo's vision is to build shareholder value by growing a gold mining company through a combination of exploration and acquisition. The Company became a gold producer in November 2007 with the acquisition of the Furtei mine, and is exploring projects in Sardinia, PNG and Australia. The Company also has strategic investments into Kinbauri Gold with advanced projects in Northern Spain and AMI Resources with grassroots projects in Ghana.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"*Brian McEwen*"

_____

Brian McEwen,
President and CEO

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or Tollfree: 1.888.685.5492